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FEB 28 2008

Washington, DC
106

SECURI[TIES AND EXCHANGE COMM]ISSION

08028335

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.A. Botzum & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 South Main Street, Suite 875
(No. and Street)

Orange (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles A. Botzum, Jr. (714) 973-2322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

C.A. Botzum & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

OATH OR AFFIRMATION

I, Charles A. Botzum, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 21st day of Feb., 2008

Cherie Snider

Notary Public

[Signature]

Signature

Pro Ten

Title

Commission # 1773693
Notary Public — California
Orange County
My Comm. Expires Oct 16, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
C.A. Botzum & Co.:

We have audited the accompanying statement of financial condition of C.A. Botzum & Co. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2008

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

C.A. Botzum & Co.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 14,795
Cash and securities segregated under federal and other regulations	2,000
Deposits with clearing firms	15,000
Commission receivable	140
Receivable from customers	441
Receivable from brokers and dealers	90,259
Cash surrender value life insurance	80,423
Advances to stockholders	36,336
Secured demand notes, collateralized by marketable securities	205,000
Prepaid expenses	3,130
Total assets	$ 447,524

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$ 1,000
Payable to customers	81,082
Liabilities subordinated to claims of general creditors	205,000
Total liabilities	287,082

Stockholders' equity

Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding	325,000
Less excess of par value over consideration	(172,774)
Additional paid-in capital	202,312
Accumulated deficit	(194,096)
Total stockholders' equity	160,442
Total liabilities and stockholders' equity	$ 447,524

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions	$ 82,343
Net dealer inventory and investment gains (losses)	276
Other income	34,827
Total revenues	117,446
Expenses	
Employee compensation and benefits	1,510
Commissions and floor brokerage, exchange and clearance fees	4,847
Occupancy and equipment rental	64,312
Interest	1,250
Other operating expenses	25,509
Total expenses	97,428
Net income (loss) before income tax provision	20,018
Income tax provision	800
Net income (loss)	$ 19,218

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Par Value In Excess of Consideration	Additional Paid-In Capital	(Accumulated Deficit)	Total
Balance at December 31, 2006	$ 325,000	$ (172,774)	$ 202,312	$ (213,314)	$ 141,224
Net income (loss)	–	–	–	19,218	19,218
Balance at December 31, 2007	$ 325,000	$ (172,774)	$ 202,312	$ (194,096)	$ 160,442

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2007

	Subordinated debt
Balance at December 31, 2006	$ 125,000
Additions (Reductions)	80,000
Balance at December 31, 2007	$ 205,000

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 19,218
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized gain on the cash surrender value	$ (690)	
(Increase) decrease in:		
Receivable from brokers and dealers	(83,125)	
Commission receivable	(140)	
Cash and securities segregated	34,000	
Deposit with clearing firm	(12,500)	
Receivable from customers	14,627	
Receivable from officer	7,572	
Prepaid expenses	4,552	
(Decrease) increase in:		
Accrued expenses	(2,698)	
Payable to brokers and dealers	(7,550)	
Payable to customers	10,801	
Total adjustments		(35,151)
Net cash provided by (used in) operating activities		(15,933)
Cash flows from investing activities:		
Cash surrender value life insurance	(79,733)	
Net cash provided by (used in) investing activities		(79,733)
Cash flows from financing activities:		
Decrease in advances to stockholders	45,231	
Secure demand note issued	(80,000)	
Proceeds from issuance of liabilities subordinated to the claims of general creditors	80,000	
Net cash provided by (used in) financing activities		45,231
Net increase (decrease) in cash		(50,435)
Cash at beginning of year		65,230
Cash at end of year		$ 14,795
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,250	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C.A. Botzum & Co. (the "Company") was incorporated in California on April 20, 1961, and operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is engaged in the buying and selling of securities for public customer accounts and also performs limited proprietary trading. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC")and the Municipal Securities Rulemaking Board ("MSRB").

The Company holds securities for approximately 70 clients. The majority of the clients are in California, especially Southern California. No one client represents an undue concentration of risk to the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Receivable from brokers and dealers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $2,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II)

Note 3: DEPOSITS WITH CLEARING FIRM

The Company has deposited $15,000 with Emmett A. Larkin Company, Inc. as security for its transactions with them.

Note 4: RECEIVABLE FROM BROKERS-DEALERS AND CLEARING FIRMS

Amounts receivable from brokers-dealers and clearing firms at December 31, 2007, consist of the following:

Omnibus	$ 90,259

Note 5: CASH SURRENDER VALUE OF LIFE INSURANCE

In October of 2007, the Company purchased a whole life insurance policy on Charles A. Botzum, III, to Hammond & Botzum, Inc., for its cash surrender value of $79,733. This policy is owned by the Company, with the Company listed as the beneficiary. The policy is carried at its cash surrender value, with resulting gains and losses included in revenues. For the year ended December 31, 2007, the Company included $690 in other operating expenses for the change in the cash surrender value of the life insurance policy.

The face value of the life insurance policy at December 31, 2007, was $200,000, covering the officer.

At December 31, 2007, the cash surrender value of the life insurance policy was $80,423.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

In August 2005, the Company entered into a five (5) year lease for office space. The lease commenced in December 2005. Future minimum lease expenses are as follows:

Year Ending December 31,	
2008	$ 31,699
2009	32,910
2010	31,300
2011 & thereafter	–
	$ 95,909

Rent expense for the year ended December 31, 2007, was $62,909.

Contingencies

The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2007, cash balances held in that financial institution were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution that is financially stable.

Note 7: RELATED PARTY TRANSACTIONS

During the year, the Company was involved in securities transactions with Hammond & Botzum ("Hammond") which is owned by a minor stockholder of the Company. Hammond accounts for approximately 10% of the Company's revenues.

The advance to stockholders is non-interest bearing, uncollateralized and due on demand.

Note 8: OTHER INCOME

During the year ended December 31, 2007, every broker/dealer in good standing received a $35,000 rebate from FINRA. This rebate is included in other income on the Company's Statement of Income.

Note 9: SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2007, are listed below.

Liabilities subordinated to secured demand note collateral agreements:

Interest at 1% due November 30, 2009	$ 125,000
Interest at 1% due December 31, 2010	60,000
Interest at 1% due December 4, 2012	20,000
Total secured demand note	$ 205,000

In 2006, the Financial Industry Regulatory Authority accepted an amendment to this agreement for subordinated loan of $120,000 extending the maturity date from May 1, 2006, to November 30, 2009. In addition, the maturity date of the subordinated loan for $5,000 was also extended from September 2, 2006, to November 30, 2009.

In 2007, the Company issued new subordinated notes for $60,000 and $20,000, which mature on December 31, 2010 and December 4, 2012, respectively.

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 10: INCOME TAXES

The income tax provision for the year ended December 31, 2007, consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $6,612, that expires as follows:

Note 10: INCOME TAXES
(Continued)

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 1,201	2018
9,761	2019
20,711	2020
7,086	2023
5,324	2025
$ 44,083	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 11: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation

Note 12: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements." The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132®" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company's net capital of $325,976, which was $75,976 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($82,083) to net capital was 0.25:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

C.A. Botzum & Co.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital

Stockholders' equity		
Common stock	$ 325,000	
Less excess of par value over consideration	(172,774)	
Additional paid-in capital	202,312	
Accumulated deficit	(194,096)	
Total stockholders' equity		$ 160,442
Add: Liabilities subordinated to claims of general creditors		
Secured demand notes	205,000	
Total additions		205,000
Total capital and allowable subordinated loans		365,442
Less: Non-allowable assets		
Prepaid expenses	(3,130)	
Receivable from officer	(36,336)	
Total non-allowable assets		(39,466)
Net capital		325,976
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 5,472	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 75,976
Percentage of aggregate indebtedness to net capital	0.25:1	

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007, due to rounding.

See independent auditor's report.

C.A. Botzum & Co.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 81,082	
Total credits		$ 81,082
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	437	
Failed to deliver of customers' securities not older than 30 calendar days	90,259	
Total debits		90,696
Reserve Computation		
Excess of total debits over total credits		$ (9,614)
Amount held on deposit in reserve account at December 31, 2007		$ 2,000
Deposit (withdrawal) after year end		$ –
Amount in reserve account		$ 2,000

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007.

See independent auditor's report.

C.A. Botzum & Co.
Schedule III - Reconciliation of Net Capital and
Reserve Requirements Under Rule 15c3-3
As of December 31, 2007

Net Capital as calculated per audit report	$ 325,977
Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2007	325,976
Net difference in computation of net capital	$ 1
Reserve requirement as calculated per audit report	$ (9,614)
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2007	(9,614)
Net difference in computation of reserve requirements	$ -

See independent auditor's report.

C.A. Botzum & Co.
Schedule IV - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-3 (k) (2) (ii) of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report.

C.A. Botzum & Co.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

Board of Directors
C.A. Botzum & Co.:

In planning and performing our audit of the financial statements and of C.A. Botzum & Co. ("the Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2008

END